EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

The Company received a notice from its subsidiary, Bezeq International Ltd. (hereinafter, "Bezeq International") of a claim and class action certification motion, which had been filed against it and against its supplier with the Central District Court.

The claim concerns the paid "Moreshet" content filtering service which Bezeq International provides to its orthodox and traditional customers, which allegedly does not protect users from offensive content, and also pertains to customers who purchased content filtering services when they were not offered the basic filtering service, which is provided for no additional charge.

The Petitioners seek compensation for damages that were caused to users as a result of being exposed to offensive content. The aggregate claim amount is estimated at approximately NIS 65 million. Further compensation of NIS 1,000 is sought for each of the students of schools which use the site filtering software in accordance with the tender awarded to Bezeq International, to the extent it becomes apparent that the students indeed used the software and to the extent the alleged failures in the filtering of offensive content are also discovered in such software.

Bezeq International is studying the claim and the class action certification motion and neither it and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.